The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets (unaudited)
(In thousands of US dollars, except share and per share data)

	As at
	June 30, 2021	December 31, 2020
Assets
Cash and demand deposits with banks - Non-interest bearing	105,883	133,363
Demand deposits with banks - Interest bearing	688,418	433,511
Cash equivalents - Interest bearing	1,971,869	2,722,718
Cash due from banks	2,766,170	3,289,592
Securities purchased under agreements to resell	157,204	197,039
Short-term investments	1,493,505	823,039
Investment in securities
Equity securities at fair value	222	7,317
Available-for-sale at fair value (amortized cost: $2,930,480 (2020: $2,588,335))	2,947,916	2,661,116
Held-to-maturity (fair value: $2,717,642 (2020: $2,304,756))	2,657,355	2,194,371
Total investment in securities	5,605,493	4,862,804
Loans
Loans	5,250,622	5,194,908
Allowance for credit losses	(29,497)	(34,098)
Loans, net of allowance for credit losses	5,221,125	5,160,810
Premises, equipment and computer software, net of accumulated depreciation	141,267	150,752
Goodwill	25,803	25,627
Other Intangible assets, net	64,391	67,192
Equity method investments	12,701	12,933
Other real estate owned, net	4,380	4,052
Accrued interest and other assets	172,790	144,794
Total assets	15,664,829	14,738,634

Liabilities
Deposits
Non-interest bearing	3,005,932	3,012,360
Interest bearing	11,187,101	10,237,724
Total deposits	14,193,033	13,250,084
Employee benefit plans	129,943	131,279
Accrued interest and other liabilities	203,565	203,861
Total other liabilities	333,508	335,140
Long-term debt	171,669	171,462
Total liabilities	14,698,210	13,756,686
Commitments, contingencies and guarantees (Note 10)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 50,207,357 (2020: 50,010,948)	502	500
Additional paid-in capital	1,016,327	1,013,326
Retained earnings (Accumulated deficit)	69,833	33,918
Less: treasury common shares, at cost: 619,212 (2020: 619,212)	(18,159)	(16,116)
Accumulated other comprehensive income (loss)	(101,884)	(49,680)
Total shareholders’ equity	966,619	981,948
Total liabilities and shareholders’ equity	15,664,829	14,738,634
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations (unaudited)
(In thousands of US dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Non-interest income
Asset management	7,425	7,359	14,862	15,184
Banking	12,543	9,141	23,946	20,358
Foreign exchange revenue	10,525	8,085	21,734	18,869
Trust	13,004	12,336	25,803	24,486
Custody and other administration services	3,798	3,274	7,635	6,865
Other non-interest income	1,548	1,455	2,436	3,458
Total non-interest income	48,843	41,650	96,416	89,220
Interest income
Interest and fees on loans	55,487	56,410	111,094	118,126
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	12,200	12,769	24,131	27,772
Held-to-maturity	12,779	15,076	25,913	31,319
Deposits with banks and other	232	1,069	804	10,496
Total interest income	80,698	85,324	161,942	187,713
Interest expense
Deposits	3,596	4,141	7,532	17,072
Long-term debt	2,401	2,068	4,801	3,935
Total interest expense	5,997	6,209	12,333	21,007
Net interest income before provision for credit losses	74,701	79,115	149,609	166,706
Provision for credit recoveries (losses)	978	(4,359)	2,525	(9,536)
Net interest income after provision for credit losses	75,679	74,756	152,134	157,170
Net gains (losses) on equity securities	156	592	85	(61)
Net gains (losses) on other real estate owned	(63)	—	(63)	71
Net other gains (losses)	590	92	(92)	94
Total other gains (losses)	683	684	(70)	104
Total net revenue	125,205	117,090	248,480	246,494
Non-interest expense
Salaries and other employee benefits	42,162	40,765	80,208	84,596
Technology and communications	15,700	16,261	31,759	32,676
Professional and outside services	4,915	4,986	10,123	10,788
Property	7,649	7,179	15,058	14,489
Indirect taxes	5,404	4,932	11,241	10,424
Non-service employee benefits expense	1,029	741	1,943	1,479
Marketing	1,021	681	2,404	2,250
Amortization of intangible assets	1,515	1,431	3,022	2,871
Other expenses	5,363	5,025	9,922	10,542
Total non-interest expense	84,758	82,001	165,680	170,115
Net income before income taxes	40,447	35,089	82,800	76,379
Income tax benefit (expense)	(832)	(755)	(1,570)	(1,768)
Net income	39,615	34,334	81,230	74,611

Earnings per common share
Basic earnings per share	0.80	0.68	1.64	1.45
Diluted earnings per share	0.79	0.67	1.63	1.44
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income (unaudited)
(In thousands of US dollars)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net income	39,615	34,334	81,230	74,611

Other comprehensive income (loss), net of taxes
Net change in unrealized gains and losses on translation of net investment in foreign operations	(136)	(272)	893	(1,497)
Accretion of net unrealized gains and losses on held-to-maturity investments transferred from available-for-sale investments	53	125	147	169
Net change in unrealized gains and losses on available-for-sale investments	11,839	19,469	(55,492)	58,012
Employee benefit plans adjustments	1,282	942	2,248	2,629
Other comprehensive income (loss), net of taxes	13,038	20,264	(52,204)	59,313

Total comprehensive income (loss)	52,653	54,598	29,026	133,924
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended				Six months ended
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of period	50,321,772	503	51,994,190	520	50,010,948	500	53,005,177	530
Retirement of shares	(118,000)	(1)	(1,212,500)	(12)	(208,828)	(2)	(2,507,500)	(25)
Issuance of common shares	3,585	—	40,648	—	405,237	4	324,661	3
Balance at end of period	50,207,357	502	50,822,338	508	50,207,357	502	50,822,338	508

Additional paid-in capital
Balance at beginning of period		1,014,877		1,043,512		1,013,326		1,081,569
Share-based compensation		3,812		3,276		7,207		7,354
Share-based settlements		18		—		18		—
Retirement of shares		(2,379)		(27,396)		(4,220)		(69,557)
Issuance of common shares, net of underwriting discounts and commissions		(1)		467		(4)		493
Balance at end of period		1,016,327		1,019,859		1,016,327		1,019,859

Retained earnings (Accumulated deficit)
Balance at beginning of period		53,046		258		33,918		(9,237)
Cumulative effect from change in accounting policy (Note 2 of the December 31, 2020 Audited Consolidated Financial Statements)		—		—		—		(7,841)
Net Income for the period		39,615		34,334		81,230		74,611
Common share cash dividends declared and paid, $0.88 per share (2020: $0.88 per share)		(21,847)		(22,342)		(43,747)		(45,283)
Retirement of shares		(981)		—		(1,568)		—
Balance at end of period		69,833		12,250		69,833		12,250

Treasury common shares
Balance at beginning of period	619,212	(17,038)	619,212	(15,734)	619,212	(16,116)	619,212	(22,022)
Purchase of treasury common shares	118,000	(4,482)	1,212,500	(26,192)	208,828	(7,833)	2,507,500	(62,077)
Retirement of shares	(118,000)	3,361	(1,212,500)	27,409	(208,828)	5,790	(2,507,500)	69,582
Balance at end of period	619,212	(18,159)	619,212	(14,517)	619,212	(18,159)	619,212	(14,517)

Accumulated other comprehensive income (loss)
Balance at beginning of period		(114,922)		(48,048)		(49,680)		(87,097)
Other comprehensive income (loss), net of taxes		13,038		20,264		(52,204)		59,313
Balance at end of period		(101,884)		(27,784)		(101,884)		(27,784)
Total shareholders' equity		966,619		990,316		966,619		990,316
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows (unaudited)
(In thousands of US dollars)

	Six months ended
	June 30, 2021	June 30, 2020
Cash flows from operating activities
Net income	81,230	74,611
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	37,516	28,118
Provision for credit (recoveries) losses	(2,525)	9,536
Share-based payments and settlements	7,225	7,354
Net change in equity securities at fair value	7,094	61
Net (gains) losses on other real estate owned	63	(71)
(Increase) decrease in carrying value of equity method investments	(139)	(450)
Dividends received from equity method investments	371	1,855
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(25,429)	8,143
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(11,071)	(61,354)
Cash provided by (used in) operating activities	94,335	67,803

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	39,835	(216,024)
Short-term investments other than restricted cash: proceeds from maturities and sales	966,675	1,271,403
Short-term investments other than restricted cash: purchases	(1,620,850)	(903,285)
Available-for-sale investments: proceeds from maturities and pay downs	361,455	223,140
Available-for-sale investments: purchases	(716,685)	(287,020)
Held-to-maturity investments: proceeds from maturities and pay downs	345,132	211,777
Held-to-maturity investments: purchases	(805,937)	(18,183)
Net (increase) decrease in loans	(39,910)	(23,550)
Additions to premises, equipment and computer software	(5,116)	(16,378)
Proceeds from sale of other real estate owned	314	—
Cash provided by (used in) investing activities	(1,475,087)	241,880

Cash flows from financing activities
Net increase (decrease) in deposits	891,789	(548,810)
Issuance of subordinated capital, net of underwriting fees	—	97,867
Common shares repurchased	(7,833)	(62,077)
Proceeds from stock option exercises	—	497
Cash dividends paid on common shares	(43,747)	(45,283)
Cash provided by (used in) financing activities	840,209	(557,806)
Net effect of exchange rates on cash, cash equivalents and restricted cash	24,147	(87,474)
Net increase (decrease) in cash, cash equivalents and restricted cash	(516,396)	(335,597)
Cash, cash equivalents and restricted cash: beginning of period	3,314,498	2,578,902
Cash, cash equivalents and restricted cash: end of period	2,798,102	2,243,305

Components of cash, cash equivalents and restricted cash at end of period
Cash due from banks	2,766,170	2,227,903
Restricted cash included in short-term investments on the consolidated balance sheets	31,932	15,402
Total cash, cash equivalents and restricted cash at end of period	2,798,102	2,243,305

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	704	314
Reduction in net loans due to initial adoption of a current expected credit loss model	—	7,841
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking license under the Banks and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, the Cayman Islands, and the Channel Islands and the United Kingdom ("UK"), where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda and Cayman Islands segments, Butterfield offers both banking and wealth management. In the Channel Islands and the UK segment, the Bank offers wealth management and residential property lending. Butterfield also has operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which are included in our Other segment.

The Bank's common shares trade on the New York Stock Exchange under the symbol "NTB" and on the Bermuda Stock Exchange ("BSX") under the symbol "NTB.BH".

Note 2: Significant accounting policies

The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and should be read in conjunction with the Bank’s audited financial statements for the year ended December 31, 2020.

In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair statement of the Bank’s financial position and results of operations as at the end of and for the periods presented. The Bank’s results for interim periods are not necessarily indicative of results for the full year.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period, and actual results could differ from those estimates. Management believes that the most critical accounting policies upon which the financial condition depends and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value and impairment of financial instruments
•Impairment of long-lived assets
•Impairment of goodwill
•Employee benefit plans
•Share-based compensation

New Accounting Pronouncements
There were no accounting developments or standards pending adoption impacting the Bank during the six months ended June 30, 2021.

Note 3: Cash due from banks

	June 30, 2021	December 31, 2020
Non-interest bearing
Cash and demand deposits with banks	105,883	133,363

Interest bearing¹
Demand deposits with banks	688,418	433,511
Cash equivalents	1,971,869	2,722,718
Sub-total - Interest bearing	2,660,287	3,156,229

Total cash due from banks	2,766,170	3,289,592
¹ Interest bearing cash due from banks includes certain demand deposits with banks as at June 30, 2021 in the amount of $497.1 million (December 31, 2020: $156.2 million) that are earning interest at a negligible rate.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 4: Short-term investments

	June 30, 2021	December 31, 2020
Unrestricted
Maturing within three months	849,320	469,580
Maturing between three to six months	531,692	326,836
Maturing between six to twelve months	80,561	1,717
Total unrestricted short-term investments	1,461,573	798,133

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Non-interest earning demand deposits	8,160	260
Interest earning demand and term deposits	23,772	24,646
Total restricted short-term investments	31,932	24,906

Total short-term investments	1,493,505	823,039

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, equity securities and available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ("HTM") investments are carried at amortized cost.

	June 30, 2021				December 31, 2020
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities
Mutual funds	724	—	(502)	222	5,274	2,531	(488)	7,317
Total equity securities	724	—	(502)	222	5,274	2,531	(488)	7,317

Available-for-sale
US government and federal agencies	2,857,802	47,694	(30,012)	2,875,484	2,493,659	72,713	(306)	2,566,066
Non-US governments debt securities	22,787	—	(395)	22,392	22,797	—	(389)	22,408
Asset-backed securities - Student loans	13,290	—	(440)	12,850	13,290	—	(345)	12,945
Residential mortgage-backed securities	36,601	596	(7)	37,190	58,589	1,108	—	59,697
Total available-for-sale	2,930,480	48,290	(30,854)	2,947,916	2,588,335	73,821	(1,040)	2,661,116

Held-to-maturity¹
US government and federal agencies	2,657,355	78,990	(18,703)	2,717,642	2,194,371	110,526	(141)	2,304,756
Total held-to-maturity	2,657,355	78,990	(18,703)	2,717,642	2,194,371	110,526	(141)	2,304,756
¹ For the six months ended June 30, 2021, and the six months ended June 30, 2020, impairments recognized in other comprehensive loss for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of June 30, 2021, comprising 44 securities representing 46.4% of the AFS portfolios' carrying value (December 31, 2020: 13 and 5.9%), represent credit losses. Total gross unrealized AFS losses were 2.3% of the fair value of the affected securities (December 31, 2020: 0.7%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of June 30, 2021, were comprised of 32 securities representing 37.4% of the HTM portfolios’ carrying value (December 31, 2020: 3 and 1.7%). Total gross unrealized HTM losses were 1.9% of the fair value of affected securities (December 31, 2020: 0.4%).

Management does not intend to sell and it is likely that management will not be required to sell the securities prior to the anticipated recovery of the cost of these securities. Unrealized losses were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to a decrease in the credit quality of the investment securities. The issuers continue to make timely principal and interest payments on the securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralized by Federal Family Education Loan Program loans (“FFELP loans”). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralization, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Investments in Residential mortgage-backed securities relates to 1 security (December 31, 2020: none) which is rated AAA and possesses similar significant credit enhancement as described above. No credit losses were recognized on this security as the weighted average credit support and the weighted average loan-to-value ratios are 29% and 58%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.
In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

	Less than 12 months		12 months or more
June 30, 2021	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	1,327,537	(29,982)	323	(30)	1,327,860	(30,012)
Non-US governments debt securities	—	—	22,392	(395)	22,392	(395)
Asset-backed securities - Student loans	—	—	12,850	(440)	12,850	(440)
Residential mortgage-backed securities	3,801	(7)	—	—	3,801	(7)
Total available-for-sale securities with unrealized losses	1,331,338	(29,989)	35,565	(865)	1,366,903	(30,854)

Held-to-maturity securities with unrealized losses
US government and federal agencies	976,375	(18,703)	—	—	976,375	(18,703)

	Less than 12 months		12 months or more
December 31, 2020	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	120,599	(279)	236	(27)	120,835	(306)
Non-US governments debt securities	15	—	22,393	(389)	22,408	(389)
Asset-backed securities - Student loans	—	—	12,945	(345)	12,945	(345)
Total available-for-sale securities with unrealized losses	120,614	(279)	35,574	(761)	156,188	(1,040)

Held-to-maturity securities with unrealized losses
US government and federal agencies	36,079	(141)	—	—	36,079	(141)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
June 30, 2021	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	—	—	49,737	185,403	2,640,344	2,875,484
Non-US governments debt securities	—	—	22,392	—	—	22,392
Asset-backed securities - Student loans	—	—	—	—	12,850	12,850
Residential mortgage-backed securities	—	—	—	—	37,190	37,190
Total available-for-sale	—	—	72,129	185,403	2,690,384	2,947,916

Held-to-maturity
US government and federal agencies	—	—	—	—	2,657,355	2,657,355

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	June 30, 2021		December 31, 2020
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	955	1,004	1,387	1,456
Held-to-maturity	34,219	33,358	2,460	2,623

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Sale Proceeds and Realized Gains and Losses of Equity Securities

	Six months ended
	June 30, 2021			June 30, 2020
	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)
Mutual Funds	7,179	124	(26)	—	—	—

Sale Proceeds and Realized Gains and Losses of AFS Securities
There were no sales proceeds and gains and losses of AFS Securities as at June 30, 2021 (June 30, 2020: Nil).

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at June 30, 2021 is 4.02% (December 31, 2020: 4.13%). The interest receivable on total loans as at June 30, 2021 is $9.2 million (December 31, 2020: $8.7 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

Loans' Credit Quality
The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular internal credit rating grades. Loans' internal credit ratings are assigned by the Bank's customer relationship managers as well as members of the Bank's jurisdictional and group Credit Committees. The borrowers' financial condition is documented at loan origination and maintained periodically thereafter at a frequency which can be up to monthly for certain loans. The loans' performing status, as well as current economic trends, are continuously monitored. The Bank's jurisdictional and Group Credit Committees meet on a monthly basis. The Bank also has a Group Provisions and Impairments Committee which is responsible for approving significant provisions and other impairment charges.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed. Loans in this category are reviewed by the Bank’s management on at least an annual basis.

A special mention loan shall mean a loan under close monitoring by the Bank’s management on at least a quarterly basis. Loans in this category are currently still performing, but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or when principal or interest is 90 days past due unless it is a residential mortgage loan which is well secured and collection efforts are reasonably expected to result in amounts due. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classifications and allowance for expected credit losses by class of loans is as follows:

June 30, 2021	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	277,109	—	—	—	277,109	(1,375)	275,734
Commercial and industrial	385,874	7,941	1,055	18,483	413,353	(9,743)	403,610
Commercial overdrafts	97,246	1,930	423	20	99,619	(16)	99,603
Total commercial loans	760,229	9,871	1,478	18,503	790,081	(11,134)	778,947

Commercial real estate loans
Commercial mortgage	666,190	65,335	3,790	7,028	742,343	(670)	741,673
Construction	7,131	24,688	—	—	31,819	(587)	31,232
Total commercial real estate loans	673,321	90,023	3,790	7,028	774,162	(1,257)	772,905

Consumer loans
Automobile financing	21,835	32	—	172	22,039	(101)	21,938
Credit card	67,086	—	199	—	67,285	(1,832)	65,453
Overdrafts	34,574	883	—	6	35,463	(240)	35,223
Other consumer[1]	77,964	708	81	1,015	79,768	(1,245)	78,523
Total consumer loans	201,459	1,623	280	1,193	204,555	(3,418)	201,137

Residential mortgage loans	3,311,477	45,400	85,559	39,388	3,481,824	(13,688)	3,468,136

Total	4,946,486	146,917	91,107	66,112	5,250,622	(29,497)	5,221,125
1 Other consumer loans’ amortized cost includes $11 million of cash and portfolio secured lending and $54 million of lending secured by buildings in construction or other collateral.

December 31, 2020	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	279,417	—	—	—	279,417	(1,453)	277,964
Commercial and industrial	422,616	5,841	1,082	18,226	447,765	(9,926)	437,839
Commercial overdrafts	70,324	1,686	451	1	72,462	(230)	72,232
Total commercial loans	772,357	7,527	1,533	18,227	799,644	(11,609)	788,035

Commercial real estate loans
Commercial mortgage	627,512	79,168	2,362	6,300	715,342	(847)	714,495
Construction	4,950	39,870	—	—	44,820	(1,257)	43,563
Total commercial real estate loans	632,462	119,038	2,362	6,300	760,162	(2,104)	758,058

Consumer loans
Automobile financing	22,491	52	—	127	22,670	(103)	22,567
Credit card	68,025	—	234	—	68,259	(2,795)	65,464
Overdrafts	23,934	1,127	—	2	25,063	(162)	24,901
Other consumer[1]	112,466	1,031	215	1,048	114,760	(1,416)	113,344
Total consumer loans	226,916	2,210	449	1,177	230,752	(4,476)	226,276

Residential mortgage loans	3,212,218	61,499	83,846	46,787	3,404,350	(15,909)	3,388,441

Total	4,843,953	190,274	88,190	72,491	5,194,908	(34,098)	5,160,810
1Other consumer loans’ amortized cost includes $54 million of cash and portfolio secured lending and $45 million of lending secured by buildings in construction or other collateral.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality indicator is as follows:

June 30, 2021	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2021	446,433	2,277	—	283	448,993
2020	645,410	20,581	—	54	666,045
2019	978,942	26,880	472	32	1,006,326
2018	599,114	39,468	459	763	639,804
2017	527,028	2,204	3,216	12,130	544,578
Prior	1,523,305	51,731	86,182	50,682	1,711,900
Overdrafts and credit cards	226,254	3,776	778	2,168	232,976
Total amortized cost	4,946,486	146,917	91,107	66,112	5,250,622

December 31, 2020	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2020	683,821	18,789	—	70	702,680
2019	1,026,634	27,575	181	4	1,054,394
2018	684,716	65,570	559	1,407	752,252
2017	624,332	2,381	3,245	11,910	641,868
2016	447,293	2,073	7,993	4,939	462,298
Prior	1,183,869	69,934	75,466	52,174	1,381,443
Overdrafts and credit cards	193,288	3,952	746	1,987	199,973
Total amortized cost	4,843,953	190,274	88,190	72,491	5,194,908

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

June 30, 2021	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	277,109	277,109
Commercial and industrial	670	—	18,200	18,870	394,483	413,353
Commercial overdrafts	—	—	47	47	99,572	99,619
Total commercial loans	670	—	18,247	18,917	771,164	790,081

Commercial real estate loans
Commercial mortgage	641	—	7,028	7,669	734,674	742,343
Construction	—	—	—	—	31,819	31,819
Total commercial real estate loans	641	—	7,028	7,669	766,493	774,162

Consumer loans
Automobile financing	63	—	170	233	21,806	22,039
Credit card	399	200	199	798	66,487	67,285
Overdrafts	—	—	6	6	35,457	35,463
Other consumer	155	15	1,017	1,187	78,581	79,768
Total consumer loans	617	215	1,392	2,224	202,331	204,555

Residential mortgage loans	19,604	2,684	56,739	79,027	3,402,797	3,481,824

Total amortized cost	21,532	2,899	83,406	107,837	5,142,785	5,250,622

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2020	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	279,417	279,417
Commercial and industrial	109	50	18,176	18,335	429,430	447,765
Commercial overdrafts	—	—	90	90	72,372	72,462
Total commercial loans	109	50	18,266	18,425	781,219	799,644

Commercial real estate loans
Commercial mortgage	710	1,552	4,748	7,010	708,332	715,342
Construction	—	—	—	—	44,820	44,820
Total commercial real estate loans	710	1,552	4,748	7,010	753,152	760,162

Consumer loans
Automobile financing	55	35	127	217	22,453	22,670
Credit card	480	224	234	938	67,321	68,259
Overdrafts	—	—	2	2	25,061	25,063
Other consumer	56	3	1,043	1,102	113,658	114,760
Total consumer loans	591	262	1,406	2,259	228,493	230,752

Residential mortgage loans	6,304	4,023	59,957	70,284	3,334,066	3,404,350

Total amortized cost	7,714	5,887	84,377	97,978	5,096,930	5,194,908

Changes in Allowances For Credit Losses
The decrease in the provision for credit losses during the six months ended June 30, 2021 was primarily attributable to changes in macroeconomic factors, such as GDP forecasts, and the repayment of some commercial facilities. As per the Bank’s accounting policy, as disclosed in Note 2 of the December 31, 2020 Audited Consolidated Financial Statements, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Six months ended June 30, 2021
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,609	2,104	4,476	15,909	34,098
Provision increase (decrease)	(500)	(846)	(1,029)	(339)	(2,714)
Recoveries of previous charge-offs	63	—	575	137	775
Charge-offs	(42)	—	(606)	(2,034)	(2,682)
Other	4	(1)	2	15	20
Allowances for expected credit losses at end of period	11,134	1,257	3,418	13,688	29,497

	Six months ended June 30, 2020
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period, before change in accounting policy	7,281	1,496	1,502	13,309	23,588
Cumulative effect from change in accounting policy (Note 2 of the December 31, 2020 Audited Consolidated Financial Statements)	4,109	1,026	2,506	200	7,841
Provision increase (decrease)	3,604	(308)	1,970	4,092	9,358
Recoveries of previous charge-offs	4	—	460	230	694
Charge-offs	(16)	—	(971)	(357)	(1,344)
Other	(52)	(1)	(12)	120	55
Allowances for expected credit losses at end of period	14,930	2,213	5,455	17,594	40,192

Collateral-dependent loans
Management identified that the repayment of certain commercial and consumer mortgage loans is expected to be provided substantially through the operation or the sale of the collateral pledged to the Bank ("collateral-dependent loans"). The Bank believes that for the vast majority of loans identified as collateral-dependent, the sale of the collateral will be sufficient to fully reimburse the loan's carrying amount.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Loan Deferral Program
In response to the COVID-19 pandemic, effective April 1, 2020, the Bank implemented a residential mortgage and consumer loan deferral program for qualified borrowers in the Bermuda and Cayman segments under which principal and interest payments on performing loans were automatically deferred for three months from April 1, 2020 to June 30, 2020 and the loan term extended. Borrowers had the option to notify the Bank if they preferred to continue with regular, scheduled payments (i.e. to opt-out). Commercial customers had the option to pay interest only on their monthly loan payments with no penalties. The Bank subsequently extended the residential mortgage and personal loan deferral program for a further three months from July 1, 2020 to September 30, 2020, however, borrowers had to notify the Bank of their intention to defer principal and interest payments (i.e. to opt-in). Loans that meet the requirements for deferral under the above programs or as a result of COVID-19 specific factors are not considered troubled debt restructurings (“TDRs”) or past due as the borrowers were current on their payments and were not experiencing financial difficulty at the time of modifications.

In addition, the Bank also introduced deferrals on credit card payments for April and May 2020 in the Bermuda segment and May and June 2020 in the Cayman segment.

Non-Performing Loans
During the six months ended June 30, 2021, no interest was recognized on non-accrual loans. Non-performing loans at June 30, 2021 include PCD loans, which have all been on non-accrual status since their acquisition. No credit deteriorated loans were purchased during the period.

	June 30, 2021				December 31, 2020
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	18,465	18	—	18,483	18,207	19	—	18,226
Commercial overdrafts	—	20	27	47	—	1	89	90
Total commercial loans	18,465	38	27	18,530	18,207	20	89	18,316

Commercial real estate loans
Commercial mortgage	910	6,118	—	7,028	952	5,348	—	6,300
Total commercial real estate loans	910	6,118	—	7,028	952	5,348	—	6,300

Consumer loans
Automobile financing	160	12	—	172	126	1	—	127
Credit card	—	—	199	199	—	—	234	234
Overdrafts	—	6	—	6	—	2	—	2
Other consumer	848	167	1	1,016	869	179	—	1,048
Total consumer loans	1,008	185	200	1,393	995	182	234	1,411

Residential mortgage loans	30,350	9,038	22,959	62,347	36,897	9,890	18,788	65,575
Total non-performing loans	50,733	15,379	23,186	89,298	57,051	15,440	19,111	91,602

Loans modified in a TDR
As at June 30, 2021, the Bank had no loans that were modified in a TDR during the preceding 12 months that subsequently defaulted (December 31, 2020: nil).,

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

TDRs entered into during the period

	Six months ended June 30, 2021
	Number of contracts	Pre- modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	2	1,070	68	1,138

	Six months ended June 30, 2020
	Number of contracts	Pre- modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	1	352	—	352

TDRs Outstanding

	June 30, 2021		December 31, 2020
	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	874	—	901	—
Commercial real estate loans	1,617	2,469	2,362	1,811
Residential mortgage loans	60,628	16,601	61,937	17,129
Total TDRs outstanding	63,119	19,070	65,200	18,940

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following table summarizes the credit exposure of the Bank by geographic region. The exposure amounts disclosed below do not include accrued interest and are gross of allowances for credit losses and gross of collateral held.

	June 30, 2021				December 31, 2020
Geographic region	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	100,000	—	—	100,000	220,871	—	—	220,871
Belgium	2,363	—	—	2,363	4,271	—	—	4,271
Bermuda	41,195	2,220,727	269,840	2,531,762	51,329	2,225,401	323,097	2,599,827
Canada	1,165,701	—	—	1,165,701	996,213	—	—	996,213
Cayman	40,148	984,734	412,266	1,437,148	29,480	948,290	396,654	1,374,424
France	65,259	—	—	65,259	—	—	—	—
Germany	75,435	—	—	75,435	107,412	—	—	107,412
Guernsey	1	732,968	203,377	936,346	1	779,915	213,461	993,377
Ireland	84,868	—	—	84,868	83,842	—	—	83,842
Japan	6,249	—	—	6,249	6,029	—	—	6,029
Jersey	—	59,894	37,245	97,139	—	26,773	35,224	61,997
New Zealand	—	—	—	—	23,463	—	—	23,463
Norway	164,804	—	—	164,804	57,900	—	—	57,900
Switzerland	2,651	—	—	2,651	4,510	—	—	4,510
The Bahamas	1,510	10,463	—	11,973	1,516	12,024	—	13,540
United Kingdom	1,622,810	1,241,836	209,967	3,074,613	1,291,655	1,202,505	140,663	2,634,823
United States	1,042,126	—	—	1,042,126	1,428,090	—	—	1,428,090
Other	1,759	—	—	1,759	3,088	—	—	3,088
Total gross exposure	4,416,879	5,250,622	1,132,695	10,800,196	4,309,670	5,194,908	1,109,099	10,613,677

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 8: Customer deposits and deposits from banks

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
June 30, 2021	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	3,005,932	8,333,587	11,339,519	29,448	8,366	14,391	13,156	65,361	11,404,880
Term - $100k or more	N/A	N/A	—	1,801,751	280,571	620,853	84,978	2,788,153	2,788,153
Total deposits	3,005,932	8,333,587	11,339,519	1,831,199	288,937	635,244	98,134	2,853,514	14,193,033

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2020	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	3,012,360	7,577,642	10,590,002	30,551	8,402	13,138	14,875	66,966	10,656,968
Term - $100k or more	N/A	N/A	—	1,553,178	625,533	330,773	83,632	2,593,116	2,593,116
Total deposits	3,012,360	7,577,642	10,590,002	1,583,729	633,935	343,911	98,507	2,660,082	13,250,084
¹ The weighted-average interest rate on interest-bearing demand deposits as at June 30, 2021 is -0.03% (December 31, 2020: -0.04%).

By Type and Segment	June 30, 2021			December 31, 2020
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,964,508	615,067	4,579,575	4,107,156	705,490	4,812,646
Cayman	3,904,174	576,677	4,480,851	3,577,120	531,602	4,108,722
Channel Islands and the UK	3,470,837	1,661,770	5,132,607	2,905,726	1,422,990	4,328,716
Total deposits	11,339,519	2,853,514	14,193,033	10,590,002	2,660,082	13,250,084

Note 9: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank has a residual obligation on top of its defined contribution plan in Mauritius.

The Bank includes an estimate of the 2021 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its audited financial statements for the year-ended December 31, 2020. During the six months ended June 30, 2021, there have been no material revisions to these estimates.

		Three months ended		Six months ended
	Line item in the consolidated statements of operations	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Defined benefit pension expense (income)
Service cost	Salaries and other employee benefits	—	—	67	—
Interest cost	Non-service employee benefits expense	686	974	1,370	1,960
Expected return on plan assets	Non-service employee benefits expense	(1,618)	(1,860)	(3,230)	(3,741)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	747	600	1,386	1,202
Amortization of prior service (credit) cost	Non-service employee benefits expense	15	5	(48)	10
Settlement (gain) loss	Net other gains (losses)	—	151	—	151
Total defined benefit pension expense (income)		(170)	(130)	(455)	(418)

Post-retirement medical benefit expense (income)
Service cost	Salaries and other employee benefits	20	17	41	33
Interest cost	Non-service employee benefits expense	648	817	1,296	1,635
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	420	—	840	—
Amortization of prior service (credit) cost	Non-service employee benefits expense	131	131	262	262
Total post-retirement medical benefit expense (income)		1,219	965	2,439	1,930

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The components of defined benefit pension expense (income) and post-retirement benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of income.

Note 10: Credit related arrangements, repurchase agreements and commitments

Commitments
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for expected credit losses.

The Bank has a facility with one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At June 30, 2021, $139.6 million (December 31, 2020: $153.2 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	June 30, 2021	December 31, 2020
Commitments to extend credit	874,082	836,710
Documentary and commercial letters of credit	2,486	981
Total unfunded commitments to extend credit	876,568	837,691
Allowance for credit losses	(368)	(179)

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee is generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognized in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	June 30, 2021			December 31, 2020
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	252,388	245,075	7,313	265,959	258,699	7,260
Letters of guarantee	3,739	3,702	37	5,449	5,413	36
Total	256,127	248,777	7,350	271,408	264,112	7,296

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at June 30, 2021, the Bank had 12 open positions (December 31, 2020: 5) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $157.2 million (December 31, 2020: $197.0 million) and are included in securities purchased under agreements to resell on the consolidated balance sheets. As at June 30, 2021, there were no positions (December 31, 2020: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraphs.

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The Bank has been fully cooperating with the US authorities in their ongoing investigation. Specifically, the Bank has conducted an extensive review and account remediation exercise to determine the US tax compliance status of US person account holders. The review process and results have been shared with the US authorities.

Management believes that as at June 30, 2021, a provision of $5.5 million (December 31, 2020: $5.5 million), which has been recorded, is appropriate. As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the estimate. The provision is included on the consolidated balance sheets under other liabilities.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 11: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2035. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index.

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Lease costs
Operating lease costs	2,025	2,092	4,199	4,097
Short-term lease costs	359	182	646	514
Sublease income	(326)	(275)	(648)	(559)
Total net lease cost	2,058	1,999	4,197	4,052
Operating lease income	359	231	653	505

Other information for the period
Operating cash flows from operating leases	2,030	1,927	4,396	3,981

Other information at end of period			June 30, 2021	December 31, 2020
Operating leases right-of-use assets (included in other assets on the balance sheets)			42,250	46,244
Operating lease liabilities (included in other liabilities on the balance sheets)			41,464	44,940
Weighted average remaining lease term for operating leases (in years)			10.11	10.14
Weighted average discount rate for operating leases			5.25%	5.25%

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2020:
Year ending December 31				Operating Leases
2021				8,319
2022				8,111
2023				6,980
2024				6,247
2025				3,870
2026 & thereafter				24,793
Total commitments				58,320
Less: effect of discounting cash flows to their present value				(13,380)
Operating lease liabilities				44,940

Note 12: Segmented information

The Bank is managed by the Chairman and Chief Executive Officer (“CEO”) on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman and CEO. The Chairman and CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman and CEO. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and income statement items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2020. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

The Bermuda segment provides a full range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, automated teller machines (“ATMs”) and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of the Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial intermediaries including private banking and treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties.

The Other segment includes the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. These operating segments individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as non-reportable operating segments.

Total Assets by Segment	June 30, 2021	December 31, 2020
Bermuda	5,843,876	5,924,779
Cayman	4,837,789	4,479,937
Channel Islands and the UK	5,626,426	4,826,671
Other	35,861	32,928
Total assets before inter-segment eliminations	16,343,952	15,264,315
Less: inter-segment eliminations	(679,123)	(525,681)
Total	15,664,829	14,738,634

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended June 30, 2021	Customer	Inter- segment
Bermuda	36,924	(401)	650	20,940	58,113	955	59,068	46,411	12,657
Cayman	22,372	304	590	14,055	37,321	(3)	37,318	14,912	22,406
Channel Islands and the UK	15,405	97	(262)	11,357	26,597	(269)	26,328	21,872	4,456
Other	—	—	—	7,900	7,900	—	7,900	7,804	96
Total before eliminations	74,701	—	978	54,252	129,931	683	130,614	90,999	39,615
Inter-segment eliminations	—	—	—	(5,409)	(5,409)	—	(5,409)	(5,409)	—
Total	74,701	—	978	48,843	124,522	683	125,205	85,590	39,615

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended June 30, 2020	Customer	Inter- segment
Bermuda	38,960	285	(4,684)	19,703	54,264	593	54,857	45,445	9,412
Cayman	23,257	281	384	10,426	34,348	—	34,348	15,131	19,217
Channel Islands and the UK	16,898	(566)	(59)	9,259	25,532	91	25,623	19,973	5,650
Other	—	—	—	6,107	6,107	—	6,107	6,052	55
Total before eliminations	79,115	—	(4,359)	45,495	120,251	684	120,935	86,601	34,334
Inter-segment eliminations	—	—	—	(3,845)	(3,845)	—	(3,845)	(3,845)	—
Total	79,115	—	(4,359)	41,650	116,406	684	117,090	82,756	34,334

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Six months ended June 30, 2021	Customer	Inter- segment
Bermuda	74,391	(418)	1,563	40,814	116,350	884	117,234	92,278	24,956
Cayman	44,293	621	1,099	27,932	73,945	(1)	73,944	29,269	44,675
Channel Islands and the UK	30,925	(203)	(137)	22,959	53,544	(951)	52,593	41,303	11,290
Other	—	—	—	13,975	13,975	(2)	13,973	13,664	309
Total before eliminations	149,609	—	2,525	105,680	257,814	(70)	257,744	176,514	81,230
Inter-segment eliminations	—	—	—	(9,264)	(9,264)	—	(9,264)	(9,264)	—
Total	149,609	—	2,525	96,416	248,550	(70)	248,480	167,250	81,230

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Six months ended June 30, 2020	Customer	Inter- segment
Bermuda	82,471	498	(9,507)	41,568	115,030	12	115,042	95,968	19,074
Cayman	50,403	534	198	23,737	74,872	2	74,874	30,697	44,177
Channel Islands and the UK	33,826	(1,032)	(227)	19,506	52,073	91	52,164	40,651	11,513
Other	6	—	—	12,208	12,214	(1)	12,213	12,366	(153)
Total before eliminations	166,706	—	(9,536)	97,019	254,189	104	254,293	179,682	74,611
Inter-segment eliminations	—	—	—	(7,799)	(7,799)	—	(7,799)	(7,799)	—
Total	166,706	—	(9,536)	89,220	246,390	104	246,494	171,883	74,611

Note 13: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter ("OTC") transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements (“ISDAs”). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used, as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts
The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value
Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investment hedges and derivatives not formally designated as hedges as described below.

Fair value hedges include designated currency swaps that are used to minimize the Bank's exposure to variability in the fair value of available-for-sale investments due to movements in foreign exchange rates. The effective portion of changes in the fair value of the hedging instrument is recognized in current year earnings consistent with the related change in fair value of the hedged items attributable to foreign exchange rates. For fair value hedges, hedging effectiveness of the hedged item and the hedging instrument are assessed and managed at inception and on an ongoing basis using a partial-term method.

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCIL consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCIL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCIL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 20: Accumulated other comprehensive loss for details on the amount recognized into AOCIL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the interest rate risk of fixed rate deposits and foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange income.

Client service derivatives
The Bank enters into foreign exchange contracts and interest rate caps primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange income.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

June 30, 2021	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	3	68,803	210	(3,140)	(2,930)
Fair value hedges	Currency swaps	4	169,389	1,266	(1,272)	(6)
Derivatives not formally designated as hedging instruments	Currency swaps	33	1,475,733	9,208	(5,443)	3,765
Subtotal risk management derivatives			1,713,925	10,684	(9,855)	829

Client services derivatives	Spot and forward foreign exchange	251	841,796	6,557	(6,266)	291
Total derivative instruments			2,555,721	17,241	(16,121)	1,120

December 31, 2020	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	4	68,231	—	(4,586)	(4,586)
Fair value hedges	Currency swaps	5	197,987	4,039	—	4,039
Derivatives not formally designated as hedging instruments	Currency swaps	42	1,471,632	2,678	(21,239)	(18,561)
Subtotal risk management derivatives			1,737,850	6,717	(25,825)	(19,108)

Client services derivatives	Spot and forward foreign exchange	241	770,113	7,128	(6,862)	266
Total derivative instruments			2,507,963	13,845	(32,687)	(18,842)
In addition to the above, as at June 30, 2021 foreign denominated deposits of £189.0 million (December 31, 2020: £192.8 million) and CHF 0.4 million (December 31, 2020: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collateral received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
June 30, 2021				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	17,241	(7,114)	10,127	—	(2,555)	7,572

Derivative liabilities
Spot and forward foreign exchange and currency swaps	16,121	(7,114)	9,007	—	(3,492)	5,515
Net positive fair value			1,120

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2020				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	13,845	(7,153)	6,692	—	(3)	6,689

Derivative liabilities
Spot and forward foreign exchange and currency swaps	32,687	(7,153)	25,534	—	(3,042)	22,492
Net negative fair value			(18,842)
The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of operations line item	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Spot and forward foreign exchange	Foreign exchange revenue	(50)	(19,262)	24	(28)
Currency swaps, not designated as hedge	Foreign exchange revenue	5,752	7,979	22,326	7,759
Currency swaps - fair value hedges	Foreign exchange revenue	(2,486)	—	(4,045)	—
Total net gains (losses) recognized in net income		3,216	(11,283)	18,305	7,731

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of comprehensive income line item	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Currency swaps - net investment hedge	Net change in unrealized gains and (losses) on translation of net investment in foreign operations	890	(520)	1,657	(15)
Total net gains (losses) recognized in comprehensive income		890	(520)	1,657	(15)

Note 14: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2020.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by management.

Financial instruments in Level 1 include actively traded redeemable mutual funds and US Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities and other asset-backed securities, forward foreign exchange contracts and mutual funds not actively traded.

Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the six months ended June 30, 2021 and the year ended December 31, 2020.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	June 30, 2021				December 31, 2020
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Equity securities
Mutual funds	—	222	—	222	7,081	236	—	7,317
Total equity securities	—	222	—	222	7,081	236	—	7,317

Available-for-sale investments
US government and federal agencies	235,140	2,640,344	—	2,875,484	—	2,566,066	—	2,566,066
Non-US governments debt securities	—	22,392	—	22,392	—	22,408	—	22,408
Asset-backed securities - Student loans	—	—	12,850	12,850	—	—	12,945	12,945
Residential mortgage-backed securities	—	37,190	—	37,190	—	59,697	—	59,697
Total available-for-sale	235,140	2,699,926	12,850	2,947,916	—	2,648,171	12,945	2,661,116

Other assets - Derivatives	—	10,127	—	10,127	—	6,692	—	6,692

Financial liabilities
Other liabilities - Derivatives	—	9,007	—	9,007	—	25,534	—	25,534
Level 3 Reconciliation
The Level 3 financial instrument, shown as Asset-backed securities - Student loans in the above table, is a federal family education loan program guaranteed student loan security and is valued using a non-binding quote from an external security pricing service.

The table below summarizes realized and unrealized gains and losses for Level 3 assets still held at the reporting date.

	Six months ended June 30, 2021	Year ended December 31, 2020
	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of period	12,945	12,891
Change in unrealized gains (losses) recognized in other comprehensive income	(95)	54
Carrying amount at end of period	12,850	12,945
Cumulative gain (loss) recognized in other comprehensive income	(440)	(345)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		June 30, 2021			December 31, 2020
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	2,766,170	2,766,170	—	3,289,592	3,289,592	—
Securities purchased under agreements to resell	Level 2	157,204	157,204	—	197,039	197,039	—
Short-term investments	Level 1	1,493,505	1,493,505	—	823,039	823,039	—
Investments held-to-maturity	Level 2	2,657,355	2,717,642	60,287	2,194,371	2,304,756	110,385
Loans, net of allowance for credit losses	Level 2	5,221,125	5,246,282	25,157	5,160,810	5,193,240	32,430
Other real estate owned¹	Level 2	4,380	4,380	—	4,052	4,052	—

Financial liabilities
Term deposits	Level 2	2,853,514	2,857,864	(4,350)	2,660,082	2,665,463	(5,381)
Long-term debt	Level 2	171,669	171,682	(13)	171,462	170,086	1,376
¹ The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

June 30, 2021	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	2,660	—	—	—	—	106	2,766
Securities purchased under agreement to resell	157	—	—	—	—	—	157
Short-term investments	873	532	81	—	—	8	1,494
Investments	19	15	6	181	5,384	—	5,605
Loans	4,281	24	24	667	188	38	5,222
Other assets	—	—	—	—	—	421	421
Total assets	7,990	571	111	848	5,572	573	15,665

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	967	967
Demand deposits	8,306	—	28	—	—	3,006	11,340
Term deposits	1,831	289	635	99	—	—	2,854
Other liabilities	—	—	—	—	—	332	332
Long-term debt	—	—	—	172	—	—	172
Total liabilities and shareholders' equity	10,137	289	663	271	—	4,305	15,665

Interest rate sensitivity gap	(2,147)	282	(552)	577	5,572	(3,732)	—
Cumulative interest rate sensitivity gap	(2,147)	(1,865)	(2,417)	(1,840)	3,732	—	—

December 31, 2020	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	3,156	—	—	—	—	134	3,290
Securities purchased under agreement to resell	197	—	—	—	—	—	197
Short-term investments	494	327	2	—	—	—	823
Investments	13	13	27	92	4,711	7	4,863
Loans	4,170	39	71	652	187	42	5,161
Other assets	—	—	—	—	—	405	405
Total assets	8,030	379	100	744	4,898	588	14,739

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	982	982
Demand deposits	7,578	—	—	—	—	3,012	10,590
Term deposits	1,584	634	344	99	—	—	2,661
Other liabilities	—	—	—	—	—	335	335
Long-term debt	—	—	—	171	—	—	171
Total liabilities and shareholders' equity	9,162	634	344	270	—	4,329	14,739

Interest rate sensitivity gap	(1,132)	(255)	(244)	474	4,898	(3,741)	—
Cumulative interest rate sensitivity gap	(1,132)	(1,387)	(1,631)	(1,157)	3,741	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 16: Long-term debt

On June 27, 2005, the Bank issued US $150 million of Subordinated Lower Tier II capital notes. The notes were issued at par in two tranches, namely US $90 million in Series A notes due 2015, which were redeemed at face value in January 2014, and US $60 million in Series B notes due 2020. The issuance was by way of private placement with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The Series B notes paid a fixed coupon of 5.11% until July 2, 2015 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 1.10% over the 10-year US Treasury yield. During September 2011, the Bank repurchased $15 million of the outstanding 5.11% 2005 Series B Subordinated notes with the balance of $45 million maturing on July 2, 2020.

On May 27, 2008, the Bank issued US $78 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $53 million in Series A notes due 2018, which were redeemed at face value in May 2013, and US $25 million in Series B notes due 2023. The issuance was by way of private placement with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The proceeds of the issue were used to repay the entire amount of the US $78 million outstanding subordinated notes redeemed in May 2008. The Series B notes pay a fixed coupon of 8.44% until May 27, 2018 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 4.51% over the 10-year US Treasury yield and were redeemed at face value in November 2020.

On May 24, 2018, the Bank issued US $75 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 1, 2028.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among other, to repay the entire amount of the US $47 million outstanding subordinated notes series 2003-B. The notes issued pay a fixed coupon of 5.25% until June 1, 2023 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 2.27% over the 10-year US Treasury yield. The Bank incurred $1.8 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among other, to repay the entire amount of the US $45 million outstanding subordinated notes series 2005-B which matured on July 2, 2020. The notes issued pay a fixed coupon of 5.25% until June 15, 2025 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

No interest was capitalized during the six months ended June 30, 2021 and the year ended December 31, 2020.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at June 30, 2021. The interest payments are calculated until contractual maturity using the current London Inter-bank Offered Rate ("LIBOR") and Secured Overnight Financing Rate ("SOFR").

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75,000	3,938	9,419	3,656
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	5,250	20,931	20,738
Total					175,000	9,188	30,350	24,394
Unamortized debt issuance costs					(3,331)
Long-term debt less unamortized debt issuance costs					171,669

Note 17: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the period. Numbers of shares are expressed in thousands.

During the six months ended June 30, 2021, there were no options to purchase common shares outstanding (June 30, 2020: 0.1 million). During the six months ended June 30, 2021, the average number of outstanding awards of unvested common shares was 0.9 million (June 30, 2020: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net income	39,615	34,334	81,230	74,611

Basic Earnings Per Share
Weighted average number of common shares issued	50,264	51,393	50,217	51,993
Weighted average number of common shares held as treasury stock	(619)	(619)	(619)	(619)
Weighted average number of common shares (in thousands)	49,645	50,774	49,598	51,374

Basic Earnings Per Share	0.80	0.68	1.64	1.45

Diluted Earnings Per Share
Weighted average number of common shares	49,645	50,774	49,598	51,374
Net dilution impact related to options to purchase common shares	—	53	—	74
Net dilution impact related to awards of unvested common shares	301	157	320	253
Weighted average number of diluted common shares (in thousands)	49,946	50,984	49,918	51,701

Diluted Earnings Per Share	0.79	0.67	1.63	1.44

Note 18: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company which, pursuant to Bermuda law, is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In conjunction with the 2010 capital raise, the Board of Directors approved the 2010 Omnibus Plan (the "2010 Plan"). Under the 2010 Plan, 5% of the Bank’s fully diluted common shares, equal to approximately 2.95 million shares, were initially available for grant to certain officers in the form of stock options or unvested share awards. Both types of awards are detailed below. In 2012 and 2016, the Board of Directors approved an increase to the equivalent number of shares allowed to be granted under the 2010 Plan to 5.0 million and 7.5 million shares, respectively.

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan") which replaces the 2010 Plan. Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

Stock Option Awards
1997 Stock Option Plan
Prior to the capital raise on March 2, 2010, the Bank granted stock options to employees and Directors of the Bank that entitle the holder to purchase one common share at a subscription price equal to the market price on the effective date of the grant. Generally, the options granted vest 25 percent at the end of each year for four years, however as a result of the 2010 capital raise, the options granted under the Bank's 1997 Stock Option Plan to employees became fully vested and options awarded to certain executives were surrendered.

2010 and 2020 Plans
Under the 2010 and 2020 Plans, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2010 and 2020 Plans vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition
50% of each option award was granted in the form of time vested options and vested 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

In addition to the time vesting conditions noted above, the options will generally vest immediately:
• by reason of the employee’s death or disability,
• upon termination, by the Bank, of the holder’s employment, unless if in relation with the holder’s misconduct, or
• in limited circumstances and specifically approved by the Board, as stipulated in the holder’s employment contract.

In the event of the employee’s resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Performance vesting condition
50% of each option award was granted in the form of performance options and would vest (partially or fully) on a “valuation event” date (the date that any of the March 2, 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realize a predetermined multiple of invested capital (“MOIC”)). On September 21, 2016, it was determined that a valuation event occurred during which a new investor realized a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding Stock Option Plans
	Number of shares transferable upon exercise (thousands)	Weighted average exercise price ($)	Weighted average remaining life (years)	Aggregate intrinsic value ($ thousands)
Six months ended June 30, 2020	2010 Stock Option Plan	2010 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of period	159	12.07
Exercised	(43)	11.50		263
Forfeitures and cancellations	(16)	11.50
Outstanding at end of period	100	12.40	0.47	1,199
Vested and exercisable at end of period	100	12.40	0.47
There were no stock options outstanding as at June 30, 2021 and December 31, 2020.

Share Based Plans
Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in connection with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

The grant date weighted average fair value of unvested share awards granted in the six months ended June 30, 2021 was $33.26 per share (December 31, 2020: $33.35 per share). The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Plan (“EDIP”)
Under the Bank’s EDIP Plan, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2013 - 2021
The 2021 ELTIP was approved on February 10, 2021. Under the Bank’s ELTIP plans for the years 2013 through 2021, performance shares as well as time-vested shares were awarded to executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vested shares will generally vest over the three-year period from the effective grant date.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Six months ended
	June 30, 2021		June 30, 2020
	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of period	364	658	251	618
Granted	108	265	191	189
Vested (fair value in 2021: $13.5 million, 2020: $9.4 million)	(170)	(237)	(120)	(162)
Outstanding at end of period	302	686	322	645

Share-based Compensation Cost Recognized in Net Income
	Six months ended
	June 30, 2021	June 30, 2020
	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	7,207	7,354

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Unrecognized Share-based Compensation Cost
	June 30, 2021		December 31, 2020
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	7,220	1.80	6,588	1.91

ELTIP
Time vesting shares	85	0.62	156	1.09
Performance vesting shares	12,575	2.06	8,187	1.60
Total unrecognized expense	19,880		14,931

Note 19: Share buy-back plans

From time to time, the Bank, may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Buy-Back Program

On December 6, 2018, the Board approved, with effect from December 10, 2018 to February 29, 2020, a common share buy-back program, authorizing the purchase for treasury of up to 2.5 million common shares.

On December 2, 2019, the Board approved a new common share repurchase program, authorizing the purchase for treasury of up to 3.5 million common shares through to February 28, 2021. The new program came into effect on December 20, 2019 following the completion of the previous program.

On February 10, 2021, the Board approved a new common share repurchase program, authorizing the purchase for treasury of up to 2 million common shares through to February 28, 2022.

In the six months ended June 30, 2021, the Bank repurchased and retired 208,828 shares.

	Six months ended	Year ended December 31
Common share buy-backs	June 30, 2021	2020	2019
Acquired number of shares (to the nearest 1)	208,828	3,452,000	2,293,788
Average cost per common share	37.51	25.10	35.55
Total cost (in US dollars)	7,832,176	86,639,889	81,534,076

Note 20: Accumulated other comprehensive income (loss)

	Unrealized (losses) on translation of net investment in foreign operations	Unrealized gains (losses)		Employee benefit plans
Six months ended June 30, 2021		HTM investments	AFS Investments	Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(21,065)	(60)	72,779	(72,255)	(29,079)	(101,334)	(49,680)
Other comprehensive income (loss), net of taxes	893	147	(55,492)	1,146	1,102	2,248	(52,204)
Balance at end of period	(20,172)	87	17,287	(71,109)	(27,977)	(99,086)	(101,884)

	Unrealized (losses) on translation of net investment in foreign operations	Unrealized gains (losses)		Employee benefit plans
Six months ended June 30, 2020		HTM investments	AFS investments	Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(20,818)	(725)	11,808	(66,312)	(11,050)	(77,362)	(87,097)
Other comprehensive income (loss), net of taxes	(1,497)	169	58,012	2,367	262	2,629	59,313
Balance at end of period	(22,315)	(556)	69,820	(63,945)	(10,788)	(74,733)	(27,784)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCIL Components		Three months ended		Six months ended
	Line item in the consolidated statements of operations, if any	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	421	869	3,956	(23,383)
Gains (loss) on net investment hedge	N/A	(557)	(1,141)	(3,063)	21,886
Net change		(136)	(272)	893	(1,497)

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	53	125	147	169
Net change		53	125	147	169

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	11,955	19,469	(55,376)	58,012
Foreign currency translation adjustments of related balances	N/A	(116)	—	(116)	—
Net change		11,839	19,469	(55,492)	58,012

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	—	151	—	151
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	747	600	1,386	1,202
Amortization of prior service (credit) cost	Non-service employee benefits expense	15	5	(48)	10
Foreign currency translation adjustments of related balances	N/A	(31)	55	(192)	1,004
Net change		731	811	1,146	2,367

Post-retirement healthcare plan
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	420	—	840	—
Amortization of prior service (credit) cost	Non-service employee benefits expense	131	131	262	262
Net change		551	131	1,102	262

Other comprehensive income (loss), net of taxes		13,038	20,264	(52,204)	59,313

Note 21: Capital structure

Authorized Capital
The Bank trades on the New York Stock Exchange under the ticker symbol "NTB" and on the BSX under the symbol "NTB.BH".

The par value of each issued common share and each authorized but unissued common share is BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the six months ended June 30, 2021, the Bank declared and paid cash dividends of $0.88 (June 30, 2020: $0.88) for each common share as of the related record date.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain a letter of no objection from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained the BMA's letter of no objection for all dividends declared during the periods presented.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at June 30, 2021 and December 31, 2020. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	June 30, 2021		December 31, 2020
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	854,331	N/A	816,009	N/A
Tier 1 capital	854,331	N/A	816,009	N/A
Tier 2 capital	184,513	N/A	187,090	N/A
Total capital	1,038,844	N/A	1,003,099	N/A

Risk Weighted Assets	5,321,281	N/A	5,068,590	N/A

Leverage Ratio Exposure Measure	16,284,641	N/A	15,349,363	N/A

Capital Ratios (%)
CET 1 capital	16.1%	10.0%	16.1%	10.0%
Tier 1 capital	16.1%	11.5%	16.1%	11.5%
Total capital	19.5%	13.5%	19.8%	13.5%
Leverage ratio	5.2%	5.0%	5.3%	5.0%

Note 22: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have loans and deposits with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at June 30, 2021 and December 31, 2020. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2019	38,641
Loans issued during the year	37,073
Loan repayments and the effect of changes in the composition of related parties	(33,323)
Balance at December 31, 2020	42,391
Loans issued during the period	9,123
Loan repayments and the effect of changes in the composition of related parties	(41,171)
Balance at June 30, 2021	10,343

Consolidated balance sheets	June 30, 2021	December 31, 2020
Deposits	16,527	19,591

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Interest and fees on loans	90	770	1,226	1,952

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets	June 30, 2021	December 31, 2020
Loans	10,808	12,939
Deposits	832	423

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Interest and fees on loans	148	81	323	254
Other gains/losses	99	—	99	—
Total non-interest expense	359	276	680	669
Investments
The Bank held seed investments in Butterfield mutual funds, which were managed by a wholly-owned subsidiary of the Bank. These investments were sold during the quarter and were included in equity securities at their fair value as follows:

Consolidated balance sheets	June 30, 2021	December 31, 2020
Equity securities
Fair value	—	7,081
Unrealized gain	—	2,531
As at June 30, 2021, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets	June 30, 2021	December 31, 2020
Loans	—	2,518
Deposits	28,903	26,541

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Asset management	1,307	2,089	2,561	4,636
Custody and other administration services	160	281	380	636
Other non-interest income	6	246	6	732

Note 23: Subsequent events

On July 26, 2021, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on August 24, 2021 to shareholders of record on August 10, 2021.